Filed Pursuant to Rule 433

Registration No. 333-142539

May 16, 2008

iStar Financial Inc.

$750,000,000 8.625% Senior Notes due June 1, 2013

Issuer:	iStar Financial Inc.

Ranking:	Senior Notes

Ratings (Moody’s/S&P/Fitch):	Baa2/BBB/BBB (Neg Outlook/ Neg Outlook/ Neg Outlook)

Trade Date:	May 16, 2008

Settlement Date (T+3):	May 21, 2008

Maturity Date:	June 1, 2013

Principal Amount:	$750,000,000

Benchmark Treasury:	UST 3.125% due April 2013

Benchmark Treasury Yield:	3.102%

Spread to Benchmark Treasury:	+564.8 bps

Yield to Maturity:	8.750%

Coupon:	8.625%

Public Offering Price:	99.495%

Underwriting Discount:	0.600%

Company Purchase Price:	98.895%

Net Proceeds to Company:	$741,712,500

Interest Payment Dates:	Semi-annually on the 1st of each June and December

First Coupon Payment Date:	December 1, 2008

Day Count:	30/360

Repurchase on Change of Control:

If a Change of Control Triggering Event occurs, the Company must give holders of the Notes the opportunity to sell to the Company their Notes at 101% of their face amount, plus accrued interest.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Change of Control” means the occurrence of one or more of the following events:

(1)           any sale, lease, exchange or other transfer (in one

transaction or a series of related transactions) of all or substantially all of the assets of the Company to any person or group of related persons for purposes of Section 13(d) of the Securities Exchange Act of 1934 (a “Group”), together with any affiliates thereof (whether or not otherwise in compliance with the provisions of the indenture governing the Notes);

(2)                           the approval by the holders of capital stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the indenture governing the Notes);

(3)                           any Person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Company; or

(4)                           the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

“Below Investment Grade Rating Event” means the Notes are rated below an Investment Grade Rating by each of the rating agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the rating agencies).

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

Redemption at Issuer Option:	The Notes may be redeemed or purchased in whole or in part at the Company’s option at any time prior to the maturity of the Notes, as applicable, at a price equal to

100% of the principal amount thereof plus the greater of: (1) 1.0% of the principal amount of the Notes; and (2) the excess of (a) the present value at such redemption date of (i) the principal amount of the Notes on the redemption date plus (ii) all required remaining scheduled interest payments due on the Notes through the maturity date of the Notes computed using a discount rate equal to the Treasury Rate plus 50 basis points; over (b) the principal amount of the Notes on such redemption date.

Minimum Denomination / Multiples:	$2,000 / $1,000

Joint Bookrunning Managers:	Banc of America Securities LLC – Citigroup Global Markets Inc. – J.P. Morgan Securities Inc. –	$250,000,000 $250,000,000 $250,000,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. at 1-212-834-4533.